UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

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LiveDeal, Inc.
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Nevada	85-0206668
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4840 Jasmine Street, Suite 105, Mesa, Arizona	85205
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, $0.001 Par Value	The NASDAQ Stock Market LLC

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If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1.  Description of Registrant's Securities to be Registered.

The securities to be registered consist of the common stock, $0.001 par value (the “Common Stock”), of LiveDeal, Inc. (the “Company”). This Form 8-A is being filed in connection with the listing of the Common Stock on the NASDAQ Capital Market on or about February 1, 2008.  The following is a description of the Common Stock:

The Company’s authorized common stock consists of 100,000,000 shares of Common Stock.

The Company is also authorized to issue 5,000,000 shares of preferred stock, with such powers, designations, preferences and relative, participating or optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the Company’s Board of Directors.  As of January 30, 2008, the Company had authorized up to 200,000 shares of Series E Convertible Preferred Stock, of which 127,840 shares were issued and outstanding.

The holders of Common Stock are entitled to receive such dividends as are from time to time declared by the Board of Directors out of funds legally available therefore, provided that before any dividend or other distribution is paid or declared on any shares of Common Stock, the holders of the Series E Convertible Preferred Stock shall receive the dividends provided for in the Company’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”).  Holders of Common Stock are entitled to one vote per share on all matters.  Upon the sale of substantially all of the stock of assets of the Company in a non-public transaction or dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, after all liquidation preferences payable to any series of preferred stock entitled thereto to have been satisfied, the remaining net assets of the Company shall be distributed to the holders of Common Stock (and any similarly situated stockholders who are not entitled to any liquidation preference).

The Common Stock is not redeemable.  The holders of the Common Stock have no pre-emptive, conversion, or cumulative voting rights.  There are no sinking fund provisions for or applicable to the Common Stock.  The outstanding shares of Common Stock are not liable to further call or to assessment by the Company.

The Company’s Articles of Incorporation provide that directors be comprised of one class and that each member shall be elected for terms lasting until the next annual meeting of stockholders following their election, or until their successors are elected and qualified.  Each director holds office until the expiration of the term for which elected and until such director’s respective successor is elected and qualified, subject to such director’s earlier death, resignation, or removal.  A director may only be removed for cause upon the affirmative vote of at least 66 2/3% of the voting power of outstanding shares of capital stock entitled to vote; provided, however, that whenever the holders of any preferred stock shall have the right, voting separately as a class, to elect one of more directors, the foregoing removal provision shall not apply to the director or directors elected by such holders of preferred stock.

The Company reserves the rights to repeal, alter, amend or rescind any provision contained in the Articles of Incorporation.  Notwithstanding the foregoing, at any time and from time to time, the provisions concerning the term of office and the taking of action by the stockholders by written consent may be repealed, altered, amended or rescinded in any respect only if the same is approved by the affirmative vote of the holders of not less than 66 2/3% of the voting power of outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.  In addition, the Company’s Amended and Restated Bylaws (the “Bylaws”) may be altered, amended or repealed, by a majority vote of the stockholders or the Board of Directors.

The Company is subject to the Nevada anti-takeover laws regulating corporate takeovers.  These anti-takeover laws prevent Nevada corporations from engaging in a merger, consolidation, sales of its stock or assets, and certain other transactions with any stockholder, including all affiliates and associates of the stockholder, who owns 10% or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 10% or more of the corporation’s voting stock except in certain situations.  In addition, Company’s Articles of Incorporation and Bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management.  These provisions include the following:

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the authority of our Board of Directors to issue up to 5,000,000 shares of serial preferred stock and to determine the price, rights, preferences, and privileges of these shares, without stockholder approval (of which 127,840 shares designated as Series E Convertible Preferred Stock have been issued);

•	all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent unless such action or proposal is first approved by our Board of Directors;

•	special meetings of the stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the President of the Company; and

•	cumulative voting is not allowed in the election of our directors.

These provisions of Nevada law and our Articles of Incorporation and Bylaws could prohibit or delay mergers or other takeover or change of control of the Company and may discourage attempts by other companies to acquire us, even if such a transaction would be beneficial to our stockholders.

The foregoing description of the Common Stock is qualified in its entirety by the provisions of the Company’s Articles of Incorporation and Bylaws, as set forth in the Exhibits to this registration statement which are incorporated by reference in this Item 1.

Item 2.  Exhibits.

3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Form 8-K Current Report, SEC File No. 000-24217, filed on August 15, 2007).

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to Form 10-K Annual Report, SEC File No. 000-24217, for the year ended September 30, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LiveDeal, Inc.
(Registrant)

By:	/s/ Daniel L. Coury, Sr.
Daniel L. Coury, Sr.
Chief Executive Officer

Dated: January 31, 2008